Filed by Aetna Inc.

 Pursuant to Rule 425 of the Securities Act of 1933

 and deemed filed pursuant to Rule 14a-12

 of the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

 (Commission File No.: 001-16095)

Aetna made the following communication to brokers:

To our valued partners:

As you may have seen in the news, CVS Health, the largest pharmacy health care provider in the U.S., has agreed to acquire Aetna. This has no immediate effect on the products your clients have purchased or the products you are selling today.

We are very excited about this combination. CVS Health and Aetna are joining to become the trusted front door to health care. Nearly 70 percent of the U.S. population lives within three miles of a CVS Health retail store and nearly five million Americans visit CVS Health every day. We will use CVS Health's 9,700 retail locations to establish entirely new community health hubs dedicated to improving consumer wellbeing and answering questions about health, prescription drugs and heath care benefits.

Q&A for callers and clients

Q: Will I see any changes now in the Medicare products and services I get from Aetna because of this acquisition?

A: No. Your 2017 and 2018 benefits will not change as a result of the proposed acquisition. Currently, CVS Health and Aetna remain separate companies. Over time, when we combine our companies, we expect to offer new services and plans that build on our combined capabilities. We will inform our customers and members well in advance of any changes so you have the information you need to choose a product that best meets your needs.

Q: Do I now have to fill all my prescriptions at a CVS pharmacy?

A: No. Your benefits and pharmacy network are not changing at this time. You can continue filling your prescriptions as you do today.

Q: What will happen to the Aetna brand?

A: CVS Health has committed to maintaining the Aetna brand in the marketplace in recognition of the exceptional value Aetna provides to the people we serve. At the completion of the proposed transaction, Aetna will operate as a separate business unit of CVS Health. It is business as usual at Aetna.

Q: Will I still call the same phone number(s) for customer service?

A: Yes, the numbers will remain the same.

Q: Can I still see my doctor?

A: Yes. Your benefits, network, in-network pharmacy locations, and formularies are not changing as a result of the recent announcement.

Q: Will my 2017 or 2018 plan be cancelled? Are my premiums changing?

A: No. Nothing is changing. At any time, if Aetna members have questions about their benefits, they should call the Customer Service number shown on their member ID card. They can also access plan information at www.AetnaMedicare.com.

As a reminder, under the rules of the Centers for Medicare and Medicaid Services (CMS), members’ benefits and premiums remain the same for the entire year, January 1-December 31. (All Medicare Advantage and Prescription Drug Plans are filed with CMS on an annual basis). Each plan’s Summary of Benefits explains that under CMS rules, year to year, plan benefits are subject to change. Any changes to the Medicare member’s plan benefits is communicated in the Annual Notice of Change /Explanation of Coverage (ANOC/EOC) that Aetna sends to members not later than September 30.

Q: Will my plan be replaced with a CVS plan? Does this mean I’m getting a new CVS ID card?

A: No. The transaction is expected to close in the second half of 2018 and CVS Health has committed to maintaining the Aetna brand in the marketplace in recognition of the exceptional value we provide to the people we serve. Please continue to use your Aetna member ID card.

No Offer or Solicitation
This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It
In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), CVS Health and Aetna will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation
CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017 and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

Aetna is the brand name used for products and services provided by one or more of the Aetna group of subsidiary companies, including Aetna Life Insurance Company and its affiliates (Aetna).

Prior to engaging in the sale of Aetna or Coventry Medicare products, producers must be ready to sell, which means certified, contracted, licensed in the applicable states, and appointed by Aetna in accordance with state law. As permitted in certain states, Aetna will order appointments after the first sale.

This communication is intended for use by brokers only and is not intended for distribution to Medicare beneficiaries. Any publication or distribution of this communication to unauthorized recipients without Aetna’s approval is prohibited.

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©2017 Aetna Inc.